FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: April 2009

Commission File Number: 000-50422

AMADOR GOLD CORP.

(Exact Name of Registrant, as Specified in its Charter)

711-675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________

Table of Contents

Document 1 News Release dated April 16, 2009

Document 2 Material Change Report dated April 16, 2009

Document 1

AMADOR GOLD CORP.
#711-675 West Hastings Street
Vancouver, B.C. Canada V6B 1N2
Telephone: 604-685-2222
Fax: 604-685-3764
www.amadorgoldcorp.com

FOR IMMEDIATE RELEASE: April 16, 2009 TSX-V:AGX

Cummings Property Acquisition & Private Placement Extension

Amador Gold Corp. (TSX-V:AGX) is pleased to announce the acquisition of the Cummings property, consisting of six patented leases located in Jamieson Township, Porcupine Mining Division, Ontario. The Cummings property is located 20 km northwest of Timmins, Ontario, in the heart of the Kamiskotia volcanogenic massive sulphide (zinc, copper and silver) camp. The property has been held for 21 years by one party and has received limited work during this period. Amador plans to fly a state-of-the-art VTEM airborne survey over the property to identify potential massive sulphides at depths in the earth below the level that historical surveys could penetrate. Consideration for the property consists of $60,000. There is also a 2% NSR, half of which may be purchased for $500,000 and the balance for an additional $500,000.

The Company also wishes to announce its continuation with a private placement previously announced on March 2, 2009 for up to 5,000,000 units. The financing consists of units priced at $0.06. Each of the units consists of one flow through common share and one non-flow through, non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.06 per share in the first year and $0.10 per share in the second year.

In accordance with Exchange policies, finders' fees may be paid on the funds raised. The private placement is subject to regulatory approval.

The proceeds of the private placement will be used for exploration on the Company’s Ontario properties.

About Amador Gold

Amador Gold Corp. holds a portfolio of mineral projects in mining-friendly Ontario, led by its flagship Loveland Gold Project near Timmins, where exploration and drilling programs currently underway are focused on gold and nickel-copper deposits. The Kell property has similar silver-cobalt-mineralization as the nearby historic Gowganda region, where approximately 60 million ounces of silver were mined in the early 1900s. Other Ontario projects with good exploration potential include the Horwood gold property, the Maskooch gold property, the Fripp nickel property and the Dale gold property.

Contact Information

Corporate Inquiries: Alan Campbell or Kevin Hull, Investor Relations

Phone: (604) 685-2222

Email: info@amadorgold.com

Website: www.amadorgoldcorp.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Document 2

MATERIAL CHANGE REPORT

To: British Columbia Securities Commission

Alberta Securities Commission

TSX Venture Exchange

Item 1. Name and Address of Company – Amador Gold Corp., Suite 711 – 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

Item 2. Date of Material Change – April 16, 2009.

Item 3. News Release – News Release issued April 16, 2009, at Vancouver, BC.

Item 4. Summary of Material Change - Amador Gold Corp. (TSX-V:AGX) announces the acquisition of the Cummings property, consisting of six patented leases located in Jamieson Township, Porcupine Mining Division, Ontario.

Item 5. Full Description of Material Change –

Amador Gold Corp. (TSX-V:AGX) confirms the acquisition of the Cummings property, consisting of six patented leases located in Jamieson Township, Porcupine Mining Division, Ontario.

The Company also announces the continuation of a private placement announced on March 2, 2009, the 2-year warrant is priced at $0.06 in the first year and $0.10 in the second year.

Item 6. Reliance on Section 7.1(2) or (3) of National Instrument 51-102 – Not applicable.

Item 7. Omitted Information – The undersigned is aware of no information of a material nature that has been omitted.

Item 8. Executive Officer – Mr. Richard Hughes, President of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 685-2222.

Item 9. Date of Report – Dated at Vancouver, British Columbia, this 16th day of April 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMADOR GOLD CORP.

(Registrant)

Date: April 23, 2009 By: /s/ Beverly J. Bullock

Beverly J. Bullock, Corporate Secretary